Exhibit 3.1

THE COMPANIES LAW, 1999
ARTICLES OF ASSOCIATION

Maris-Tech Ltd.

Israeli company number 51-413573-0

1. Name, Purpose, Limited Liability, Capital and Restrictions on Shares		1
2. Definitions and Construction		2
2.1	“Articles”	2
2.2	“Board of Directors”	2
2.3	“Company”	2
2.4	“Director”	2
2.5	“General Meeting”	2
2.6	“Ordinary Share”	2
2.7	“Preferred Share”	2
2.8	“Shareholder”	2
3. Full-Ratchet Anti-Dilution of Preferred Shares		3
4. General Meetings		3
5. Board of Directors		4
5.2	Appointment of Directors	4
5.4	Meeting of the Board of Directors	6
5.5	Meeting of the Board of Directors by Conference Call	6
5.6	Resolutions of Board of Directors in Writing	6
6. Indemnity and Insurance		6
7. Auditor and Legal Counsel		6

1.	Name, Purpose, Limited Liability, Capital and Restrictions on Shares

1.1	Name

The name of Company shall be Maris-Tech Ltd.,

. (in Hebrew “מ“בע טק-מריס”)

1.2	Purpose

The purpose of Company is to carry on any legal activity.

1.3	Limited Liability

The liability of the Shareholders to the debts of Company shall be limited in such way that the Shareholders will be liable to pay only the consideration they obligated to pay for the shares held by them and not yet paid.

1.4	Capital of Company and Restrictions on Shares

1.4.1	The registered share capital of Company is ILS 12,500,000 divided into 11,250,000 Ordinary Shares, and 1,250,000 Preferred Shares.

1.4.2	Preferred Shares shall have all the rights of Ordinary Shares, but will also have the rights attributed to it in these Articles. All Preferred Shares shall be converted into Ordinary Shares upon the earlier of: (a) an IPO (or similar event) of the Company; (b) a written notice signed by a majority of the Preferred Shares; and (c) October 1, 2022.

2.	Definitions and Construction

In these Articles, unless the context otherwise requires, the expressions defined below shall have the meaning so defined; the expressions defined in the Companies Law -1999 and not herein defined, shall have the meaning defined in the Companies law; words importing the singular shall include the plural and vice versa, words referring to non-corporate persons shall include corporate entities; and range of numbers shall include the last number within the relevant range. The captions in these Articles shall not be taken into account in the construction thereof. The term “including” shall mean including without limitation.

2.1	“Articles” shall mean these articles of association of Company.

2.2	“Board of Directors” shall mean the board of directors of Company.

2.3	“Company” shall mean the company named above.

2.4	“Director” shall mean a member of the Board of Directors.

2.5	“General Meeting” shall mean the general meeting of the shareholders of Company.

2.6	“Ordinary Share” shall mean Ordinary Share of Company.

2.7	“Preferred Share” Shall mean Preferred Share of Company.

2.8	“Shareholder” shall mean any registered or beneficial holder of shares in Company.

3.	Full-Ratchet Anti-Dilution of Preferred Shares

3.1	Conversion Ratio Adjustment. Each Preferred B Share shall originally be convertible into one (“Conversion Ratio”) Ordinary Share. To the extent that prior to the conversion of the Preferred Shares into Ordinary Shares the Company shall issue any shares or other instruments convertible into shares for a consideration per Ordinary Shares that is less than USD 1.9972 (as adjusted for stock splits, stock dividends, reclassifications, reorganizations or other similar transactions), other than an issuance of excluded securities (as described in article 3.2 below), then the Conversion Ratio shall be adjusted so that upon conversion the number of Ordinary Shares that the holder of the Preferred Share has is the number of Ordinary Shares that it would have had if it purchased Ordinary Shares in the same offering with the lower consideration.

3.2	Excluded Securities. Notwithstanding the foregoing, the adjustment to the Conversion Ratio shall not apply not apply in respect of the issuance of the following: (i) Ordinary Shares or standard options to purchase Ordinary Shares to directors (who are also employees of the Company), officers, employees or consultants of the Company pursuant to a Company’s approved Employee Stock Option Plan approved by the Israeli Tax Authorities; or (ii) Ordinary Shares issued upon the conversion or exercise of convertible securities.

3.3	Reservation of Shares Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued Ordinary Shares, solely for the purpose of effecting the conversion of the Preferred Shares, such number of its Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Shares; and if at any time the number of authorized but unissued Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Preferred Shares, then the Company will take such corporate action as may be necessary to increase its authorized but unissued Ordinary Shares to such number of shares as shall be sufficient for such purposes.

4.	General Meetings

A representative of the legal counsel of Company shall be present at any General Meeting throughout the meeting.

4.1	General Meeting by Conference Call

Any one or more persons entitled to attend a General Meeting may participate in such a meeting by means of conference telephone or video call or similar communications equipment by which all persons participating in the meeting can hear each other simultaneously, and participation in a meeting by such means shall constitute presence in person at such meeting. The situs of such meeting shall be the situs of the person initiating the call.

4.2	Resolutions of the Shareholders in Writing

Until an IPO, A resolution in writing signed by a representative of the legal counsel of Company and all Shareholders lawfully entitled to vote thereon or to which all such Shareholders have given their consent (by letter, e-mail, facsimile or otherwise) shall be deemed to have been adopted by a General Meeting duly convened and held. The situs of such meeting shall be the situs stipulated in the resolution.

4.3	Chairperson of the General Meeting

The chairperson of the General Meeting shall be the chairperson of the Board of Directors. Until such appointment, or if the chairperson is not present at the General Meeting within 15 minutes of the time stipulated therefore, the Shareholders present at a General Meeting shall choose someone of their number to be chairman. The office of Chairman shall not entitle the holder thereof to an additional or casting vote.

5.	Board of Directors

5.1	Appointment of Directors

5.1.1	The Board of Directors shall consist of up to 10 directors chosen by the General Meeting, and no less than 3 directors. As of an IPO, a majority of the directors shall be independent directors.

5.2	Election and Removal of Directors

5.2.1	Directors shall be elected by the General Meeting and (unless appointed for a shorter term) shall serve in office until the third Annual General Meeting after the General Meeting in which such Director was appointed, in which such later Annual General Meeting the Directors will be brought for re-election (or replacement) pursuant to this Article 5.2.

5.2.2	Notwithstanding Article 5.2.1 above, in each Annual General Meeting, only one Director whose service term lapsed (as set forth under Article 5.2.1 above) will be deemed retired and the end of such Annual General Meeting and brought for re-election, and all other Directors whose service term lapsed shall be deemed to have been re-elected for a term until the next Annual General Meeting. The Director whom is to be retired and re-elected (a “Nominee”) shall be the Director that served the longest period since its appointment or last re-election or, if more than one Director served the longest time (or if a director who is not to be re-elected agrees to be re-elected), the Board of Directors meeting which sets the date and agenda for the Annual General Meeting the Board of Directors (acting by a simple majority) will decide which of such Directors will be brought for re-election at the relevant General Meeting.

5.2.3	Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors shall be only in accordance with the applicable provisions set forth in the Companies Law.

5.2.4	the term of office of a Director shall commence as of the date of his appointment or election, or on a later date if so specified in his appointment or election.

5.2.5	A Director may serve for multiple terms, provided, however, that the terms of an External Director shall be limited in accordance with applicable law.

5.2.1	Until an IPO, and notwithstanding any other provision herein, the Preferred Shares shall be entitled to appoint, dismiss and replace one Director by a written notice given to Company signed by the holder(s) of the majority of the issued and outstanding Preferred Shares. Such Director shall be dismissed or replaced only by the appointing shareholder(s) and shall be deemed dismissed at the earlier of: (a) an IPO; and (b) 7 days after such appointing shareholder(s) ceases, for any reason, to be the majority of the Preferred Shares.

5.3	Meeting of the Board of Directors

The Directors may meet for the purpose of conducting Company’s business, adjourn their meetings and otherwise regulate them as they deem fit. A quorum for the holding of a meeting of the Board of Directors and for any decision in such meeting shall be constituted by a majority of the Directors and a representative of the legal counsel of Company. If a quorum is not present within half an hour from the time appointed for a meeting, the meeting shall be cancelled and automatically postponed for 3 business days in Israel, to the same time and place. At such postponed meeting matters for which the first meeting was called shall be discussed, regardless of the number of Directors present in person or by proxy.

5.4	Meeting of the Board of Directors by Conference Call

Any one or more persons entitled to attend a Board of Directors meeting may participate in such a meeting by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other simultaneously, and participation in a meeting by such means shall constitute presence in person at such meeting. The situs of such meeting shall be the situs of the person initiating the call.

5.5	Resolutions of Board of Directors in Writing

A resolution in writing signed by a representative of the legal counsel of Company and all Directors then in office or to which all such Directors have given their consent (by letter, e-mail, facsimile or otherwise) shall be deemed to have been adopted by a meeting of the Board of Directors duly convened and held. The situs of such meeting shall be the situs stipulated in the resolution.

6.	Indemnity and Insurance

Subject to the provisions of any applicable law:

6.1	Company shall be entitled to exempt, in advance, any of its office holders, from any liability, in whole or in part, with respect to damage resulting from breach of duty of care towards Company.

6.2	Company shall be entitled to indemnify and/or enter into a contract for the insurance of its office holders, in whole or in part, against liabilities or expenses, imposed on them due to an act that they performed by virtue of their being an office holder of Company.

7.	Auditor and Legal Counsel

The General Meeting may appoint an auditor for an extended period that will in no event exceed the end of the third annual General Meeting after the General Meeting in which such auditor was appointed.